File No. 70-10298

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                               AMENDMENT NO. 1 TO
                                    FORM U-1
                             APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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         Energy East Corporation             Connecticut Energy Corporation
     Energy East Enterprises, Inc.        The Southern Connecticut Gas Company
      Maine Natural Gas Corporation                 855 Main Street
       Energy East Capital Trust I                Bridgeport, CT 06604
             P.O. Box 12904
          Albany, NY 12212-2904                  CTG Resources, Inc.
                                          Connecticut Natural Gas Corporation
        RGS Energy Group, Inc.                   10 State House Square
New York State Electric & Gas Corporation       Hartford, CT 06144-1500
 Rochester Gas and Electric Corporation
             89 East Avenue                    Berkshire Energy Resources
        Rochester, NY 14649-0001               The Berkshire Gas Company
                                                   115 Cheshire Road
             CMP Group, Inc.                      Pittsfield, MA 01201
       Central Maine Power Company
   Maine Electric Power Company, Inc.
                NORVARCO
             83 Edison Drive
            Augusta, ME 04336

                  (Names of companies filing this statement and
                    addresses of principal executive offices)

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                             Energy East Corporation

                (Name of top registered holding company parent)
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                               Kenneth M. Jasinski
                            Executive Vice President
                           and Chief Financial Officer
                             Energy East Corporation
                               52 Farm View Drive
                            New Gloucester, ME 04260
                            Telephone: (207) 688-6300

                   (Names and addresses of agents for service)

      The Commission is requested to send copies of all notices, orders and communications to:

            Robert D. Kump                         Markian Melnyk
   Vice President, Controller & Chief              Sonia Mendonca
           Accounting Officer             LeBoeuf, Lamb, Greene & MacRae, L.L.P.
        Energy East Corporation               1875 Connecticut Avenue NW
           52 Farm View Drive                         Suite 1200
        New Gloucester, ME 04260                Washington DC 20009
         Telephone: (207) 688-4302            Telephone (202) 986-8000

                                Table of Contents


ITEM 1.    DESCRIPTION OF PROPOSED TRANSACTION...............................1
           1.1      INTRODUCTION.............................................1
           1.2      REQUESTED AUTHORIZATION..................................6
           1.3      DESCRIPTION OF PROPOSED FINANCING PROGRAM...............12
           1.4      CERTIFICATES OF NOTIFICATION............................35

ITEM 2.    FEES, COMMISSIONS AND EXPENSES...................................36

ITEM 3.    APPLICABLE STATUTORY PROVISIONS..................................36
           3.1      GENERAL.................................................36
           3.2      COMPLIANCE WITH RULES 53 AND 54.........................37

ITEM 4.    REGULATORY APPROVALS.............................................37

ITEM 5.    PROCEDURE........................................................38

ITEM 6.    EXHIBITS AND FINANCIAL STATEMENTS................................38

ITEM 7.    INFORMATION AS TO ENVIRONMENTAL EFFECTS..........................40


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

     On April 6, 2005, Energy East Corporation filed this Application-Declaration ("Application") in SEC File No. 70-10298. This Amendment No. 1 restates the Application in its entirety, except for exhibits previously filed.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

1.1  INTRODUCTION

          This Application seeks authorizations under the Public Utility Holding Company Act of 1935 ("Act" or "1935 Act") relating to the financing of Energy East Corporation ("Energy East"), a New York corporation, and a registered holding company under the Act, and its associated companies.

          1.1.1. Description of Energy East and Its Subsidiaries/1

          1.   Energy East

          Energy East is currently a registered public utility holding company, and directly neither owns nor operates any physical properties. Through its subsidiaries, Energy East is an energy services and delivery company with operations in New York, Connecticut, Massachusetts, Maine and New Hampshire serving approximately 1.8 million electricity customers and 900,000 natural gas customers. Energy East has corporate offices in New York and Maine. Energy East's common stock is publicly traded on the New York Stock Exchange under the symbol "EAS." On May 1, 1998, Energy East became the parent of New York State Electric & Gas Corporation ("NYSEG")./2 On February 8, 2000, Energy East became the parent of Connecticut Energy Corporation ("Connecticut Energy"),/3 and on September 1, 2000, Energy East became the parent of CMP Group, Inc. ("CMP Group"), CTG Resources, Inc. ("CTG Resources") and Berkshire Energy Resources ("Berkshire Energy")./4 On June 28, 2002, Energy East became the parent of RGS Energy Group, Inc. ("RGS").

          For the year ended December 31, 2004, Energy East reported consolidated gross revenues, operating income and net income of $4.8 billion, $750 million, and $238 million. As of December 31, 2004, Energy East had total consolidated assets of $10.8 billion, and an equity market capitalization of approximately $3.9 billion. Energy East and its Subsidiaries employ approximately 6,100 employees.

          2.   Public Utility Operations of Energy East

          As described below, Energy East holds direct or indirect interests in nine public utility companies (collectively, the "Utility Subsidiaries"), each of which is wholly owned by companies within the Energy East system unless otherwise noted:

_________________________

1/ The term "Subsidiaries" includes all of Energy East's Utility Subsidiaries, Intermediate Holding Companies and Nonutility Subsidiaries, which are further defined below.
2/ Energy East Corp., et al., HCAR No. 35-26834 (Mar. 4, 1998).
3/ Energy East Corp., et al., HCAR No. 35-27128 (Feb. 2, 2000).
4/ Energy East Corp., et al., HCAR No. 35-27224 (Aug. 31, 2000).

          (1) NYSEG, a New York corporation and a wholly-owned subsidiary of RGS, which purchases, transmits and distributes electricity and natural gas in parts of New York;

          (2) Rochester Gas and Electric Corporation ("RG&E"), a New York corporation and a wholly-owned subsidiary of RGS, which generates, purchases, transmits and distributes electricity and purchases, transports and distributes natural gas in parts of New York;

          (3) The Southern Connecticut Gas Company ("Southern Connecticut Gas"), a Connecticut corporation and a wholly-owned subsidiary of Connecticut Energy, which is primarily engaged in the retail distribution and transportation of natural gas in parts of Connecticut;

          (4) Connecticut Natural Gas Corporation ("Connecticut Natural Gas"), a Connecticut corporation and a wholly-owned subsidiary of CTG Resources, which is primarily engaged in the retail distribution and transportation of natural gas to parts of Connecticut;

          (5) The Berkshire Gas Company ("Berkshire Gas"), a Massachusetts corporation and a wholly-owned subsidiary of Berkshire Energy, which is primarily engaged in the retail distribution and transportation of natural gas to parts of Massachusetts;

          (6) Central Maine Power Company ("Central Maine"), a Maine corporation and a public utility holding company exempt from all provisions of the Act except Section 9(a)(2), by order issued under Section 3(a)(1),/5 the common stock of which is wholly-owned by CMP Group and which is primarily engaged in purchasing, transmitting and distributing electricity in Maine;

          (7) Maine Natural Gas Corporation ("Maine Natural Gas"), a Maine corporation which distributes natural gas in Maine and which is a wholly-owned subsidiary of Energy East Enterprises, Inc. ("Energy East Enterprises"), a Maine corporation, a wholly-owned subsidiary of Energy East and a public utility holding company exempt from all provisions of the Act except Section 9(a)(2), by order issued under Section 3(a)(1);

          (8) Maine Electric Power Company, Inc. ("MEPCo"), a Maine corporation, which owns and operates a 345kV transmission interconnection between the Maine - New Brunswick, Canada international border at Orient, Maine. Central Maine presently owns a 78.3% voting interest in MEPCo with the remaining interests owned by two other Maine utilities; and

          (9) NORVARCO, a Maine corporation, which holds a 50% general partnership interest in Chester SVC Partnership ("Chester"), a general partnership which owns a static var compensator located in Chester, Maine, adjacent to MEPCo's transmission interconnection./6 NORVARCO is a wholly-owned subsidiary of Central Maine.

          3.   Nonutility Subsidiaries of Energy East

          Energy East also has a number of direct and indirect subsidiaries that are not "public utility companies" under the Act (the "Nonutility
Subsidiaries"). With certain minor

________________________
5/ Central Maine Power Company, et al., Holding Co. Act Release No. 26903 (Aug. 7, 1998).
6/ Chester is a public utility under the Act.


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exceptions, the Commission determined that these non-utility interests could be retained by Energy East following its registration as a public utility holding company./7

          Energy East's direct Nonutility Subsidiaries include:

          (1) RGS, the parent of NYSEG and RG&E;

          (2) Berkshire Energy, the parent of Berkshire Gas;

          (3) CMP Group, the parent of Central Maine, MEPCo, and NORVARCO;

          (4) Connecticut Energy, the parent of Southern Connecticut Gas;

          (5) CTG Resources, the parent of Connecticut Natural Gas;

          (6) The Energy Network, Inc., whose subsidiaries focus on peaking generation and the retail marketing of electricity and natural gas;

          (7) Energy East Enterprises, the parent of Maine Natural Gas and New Hampshire Gas, and is developing gas storage in upstate New York through a wholly-owned subsidiary, Seneca Lake Storage Inc.;

          (8) Energy East Management Corporation and Utility Shared Services Corporation, each of which are Commission authorized service companies for the Energy East holding company system which own no public utility assets;

          (9) Energy East Capital Trust I, a statutory business trust formed for the purpose of issuing trust preferred securities;

          (10) TEN Companies, Inc., which owns and manages a district heating and cooling network in Hartford, Connecticut and owns an interest in the Iroquois Gas Transmission System;

          (11) CNE Energy Services Group, which has an interest in two small natural gas pipelines that serve power plants in Connecticut and also leases a liquefied natural gas plant that provides peaking gas in the Northeast and has an equity interest in an energy technology venture partnership;

          (12) The Union Water-Power Company, which provides energy services throughout New England and New York State;

          (13) Energy East Telecommunications, which owns fiber optic lines in central New York that it leases to retail communications companies.

____________________
7/ The Commission had retained jurisdiction pending completion of the record over certain non-utility interests currently owned by RGS. Energy East Corp., et al., HCAR No. 35-27546 (June 27, 2002). In a post-effective amendment filed on March 16, 2005 (SEC File No. 70-9901), Energy East completed the record with respect to this matter.


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

          (14) MaineCom Services, which owns fiber optic lines and provides telecommunications services in Maine; and

          (15) Energetix, Inc. and NYSEG Solutions, Inc., which market electricity and natural gas services throughout upstate and central New York.

          RGS, Berkshire Energy, CMP Group, Central Maine, Connecticut Energy, CTG Resources and Energy East Enterprises are all public utility holding companies exempt from all provisions of the Act except Section 9(a)(2)./8 These companies are also referred to collectively as the "Intermediate Holding Companies."

          1.1.2. Capital Structure Of Energy East

          Energy East is authorized under its Restated Certificate of Incorporation, as amended, to issue 300,000,000 shares of common stock, par value $.01 per share and 10,000,000 shares of preferred stock, par value $.01 per share. At December 31, 2004, Energy East had issued and outstanding 147,118,329 shares of common stock. Energy East's shares are listed on the New York Stock Exchange.

          Energy East's consolidated capitalization (including short-term debt) at March 31, 2005 was as follows:

                                      Book Value           Percentage of Total
                                      (millions)                   (%)
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Common Stock Equity*                        2,832                    41
Preferred Stock                                47                     1
Long-Term Debt                              3,771                    55
Short-Term Debt**                             182                     3
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    Total                                   6,832                   100.0%

         * Including minority interests.
         ** Including current portion of long-term debt.

          Energy East's senior unsecured debt is currently rated BBB by Standard & Poor's Inc. ("S&P"), Baa2 by Moody's Investor Service ("Moody's") and BBB by Fitch. To the extent it is rated, the senior unsecured debt of the Utility Subsidiaries is rated as follows:

__________________
8/ CMP Group and Central Maine are exempt under Section 3(a)(1) by order. Central Maine Power Co., Holding Company Act Release No. 26903 (Aug. 7, 1998). But see Energy East Corp., Holding Company Act Release No. 27224 (Aug. 31, 2000) (exempting Central Maine under Section 3(a)(2)). CTG Resources, Berkshire Energy, Connecticut Energy, EE Enterprises are exempt by order under Section 3(a)(1). Energy East Corp., Holding Company Act Release No. 27224 (Aug. 31,
2000). RGS is exempt by order under Section 3(a)(1). Energy East Corporation, et al., Holding Company Act Release No. 27546 (June 27, 2002).


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------------------------- ----------------- ------------------- ---------------
                                S&P               Moody's           Fitch
------------------------- ----------------- ------------------- ---------------
Central Maine                  BBB+                 A3               A-
------------------------- ----------------- ------------------- ---------------
NYSEG                          BBB+                Baa1             BBB+
------------------------- ----------------- ------------------- ---------------
RG&E                            BBB                Baa1             BBB
------------------------- ----------------- ------------------- ---------------
Connecticut Natural            BBB+                 A3               A-
Gas
------------------------- ----------------- ------------------- ---------------
Southern Connecticut            N/A                 N/A              A-
Gas
------------------------- ----------------- ------------------- ---------------


          The Intermediate Holding Companies do not currently have external debt.

          1.1.3. Current Financing Authorization

          On September 12, 2000, the Securities and Exchange Commission (the "SEC" or "Commission") issued an order (the "Financing Order") authorizing (1) ongoing financing activities of Energy East and its Subsidiaries; (2) intrasystem extensions of credit; (3) the creation, acquisition or sale of non-utility subsidiaries; (4) the payment of dividends out of capital and unearned surplus; and (5) other related matters pertaining to Energy East and its Subsidiaries./9

          On January 28, 2003 the Commission issued its first supplemental order ("Supplemental Order I") authorizing modifications to the Financing Order, among other things, to reflect the acquisition of RGS by Energy East and the inclusion of RGS and its subsidiaries as new direct and indirect Subsidiaries of Energy East, releasing jurisdiction over a tax allocation agreement and reserving jurisdiction over (i) the brokering and marketing of electricity, natural gas and other energy commodities activities outside of the United State and Canada;
(ii) other activities of companies engaged or formed to engage in activities permitted by rule 58 outside the United States, and (iii) the use of certain investment grade criteria in the issuance of certain securities./10 The Supplemental Order I also extended the authorization period contemplated in the Financing Order until September 30, 2005.

          Finally, on January 29, 2004 the Commission issued its second supplemental order ("Supplemental Order II") releasing jurisdiction over the use of certain investment grade criteria in the issuance of certain securities./11 Except for issuances of common stock, no guarantees or other securities may be issued in reliance upon such authorization unless (1) the security to be issued, if rated, is rated investment grade; (2) all outstanding securities of the issuer that are rated, are rated investment grade; and (3) all outstanding securities of Energy East

_____________________
9/ Energy East Corp., et al., Holding Co. Act Release No. 35-27228 (Sept. 12,
2000).
10/ Energy East Corp. et al., Holding Co. Act Release No. 27643 (Jan. 28, 2003). 11/ Energy East Corp. et al., Holding Co. Act Release No. 27794 (Jan. 29, 2004).


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

that are rated, are rated investment grade (collectively, "Investment Grade Ratings Criteria")./12 The Commission reserved jurisdiction over the issuance of any securities that are rated below investment grade and over the issuance of any guarantee or other security at any time that the Investment Grade Ratings Criteria are not satisfied.

          1.1.4. Requested Authorization

          This Application seeks to extend the authority granted in the Financing Order and Supplemental Orders I and II to Energy East and its Subsidiaries (collectively "Applicants"), as modified herein, for an authorization period beginning on the date of the issuance of the Commission's order granting this Application and extending through September 30, 2008 ("Authorization Period"). The current financing authorization expires on September 30, 2005. Applicants also seek authorization to continue to retain certain Intermediate Holding Companies as more fully discussed below.

          Applicants request that the Commission's order granting this Application shall not impose any obligations or requirements on Applicants that shall survive the effective date of the repeal of the Act.

          Approval of this Application is consistent with existing Commission precedent. The Commission's authorization of this Application will give the Applicants flexibility that will allow them to respond quickly and efficiently to their financing needs and to changes in market conditions. To ensure that Energy East and its Subsidiaries are able to meet liquidity and working capital requirements, the Applicants respectfully request that notice of this filing under Rule 23 be published as soon as possible and that an order be issued as soon as possible after expiration of the notice period. Delay beyond such date could result in increased capital costs and undue difficulty in financing the working capital requirements of Energy East and its Subsidiaries.

1.2  REQUESTED AUTHORIZATION

          1.2.1. Summary of Requested Authorization

     o Energy East requests authority to issue and sell common stock, preferred stock, and long-term debt having maturities of up to 50 years in an aggregate amount issued and outstanding during the Authorization Period not to exceed $3.9 billion, and unsecured short-term indebtedness having maturities of up to one year in an aggregate principal amount issued and outstanding during the Authorization Period not to exceed $750 million, provided that the aggregate principal amount of all indebtedness of Energy East issued and outstanding during the Authorization Period shall not exceed $2.3 billion (See Section 1.3.1 below).

___________________
12/ For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one "nationally recognized statistical rating organization," as such term is used in paragraphs
(c)(2)(vi)(E), (F) and (H) of rule 15c3-1 under the Securities Exchange Act of 1934.


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

     o The Utility Subsidiaries request authority to issue and sell debt securities with maturities of up to one year in the following aggregate principal amounts at any one time outstanding during the Authorization Period (See Section 1.3.2 below):


                        Utility Subsidiaries               Aggregate Principal
                                                                Amount ($)
               ---------------------------------------------------------------

               NYSEG                                              275,000,000
               Maine Natural Gas                                   50,000,000
               Central Maine                                      150,000,000
               MEPCo                                               30,000,000
               NORVARCO                                            30,000,000
               Southern Connecticut Gas                           125,000,000
               Connecticut Natural Gas                            125,000,000
               Berkshire Gas                                       50,000,000
               RG&E                                               200,000,000

     o Connecticut Energy and Berkshire Energy, request authority to issue up to $25 million and $10 million, respectively, of unsecured debt with maturities up to 1 year under new or existing bank credit facilities at any one time outstanding through the Authorization Period (See
          Section 1.3.3 below).

     o RGS requests authority to issue and sell unsecured debt securities with maturities of up to one year in an aggregate principal amount of $100 million at any one time outstanding through the Authorization Period (See Section 1.3.3 below).

     o Energy East requests authority to continue to retain CMP Group, CTG Resources, Berkshire Energy, Connecticut Energy and Energy East Enterprises, on a permanent basis (See Section 1.3.4 below).

     o To the extent that such transactions are not exempt under Rule 52(b), the Nonutility Subsidiaries request authority to issue and sell from time to time during the Authorization Period debt and equity securities to finance their operations and future nonutility investments, provided that such future investments are exempt under the Act or rules thereunder or have been authorized in a separate proceeding (See Section 1.3.5 below).

     o Energy East requests authority to provide guaranties and other forms of credit support ("Energy East Guaranties") with respect to the securities or other obligations of its subsidiaries in an aggregate principal or nominal amount not to exceed $1 billion issued and outstanding at any one time during the Authorization Period (See
          Section 1.3.6.1 below).

     o Nonutility Subsidiaries request authorization to provide guaranties and other forms of credit support ("Nonutility Subsidiary Guaranties") with respect to


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

          obligations of other Nonutility Subsidiaries in an aggregate principal or nominal amount not to exceed $750 million issued and at any one time outstanding during the Authorization Period, in addition to any guaranties that are exempt pursuant to Rule 45(b) and Rule 52 (See
          Section 1.3.6.2 below).

     o CTG Resources and RGS request authority to provide guaranties and other forms of credit support with respect to obligations of their subsidiaries in an aggregate principal or nominal amount not to exceed $105 million, and $100 million, respectively, issued and at any one time outstanding during the Authorization Period (See Section 1.3.6.3 below).

     o Energy East and, to the extent not exempt under Rule 52, its subsidiaries request authority to enter into hedging transactions with respect to outstanding indebtedness of such companies in order to manage and minimize interest rate costs. Such companies also request authority to enter into hedging transactions with respect to anticipated debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure (See Section 1.3.7 below).

     o Energy East, on behalf of the Subsidiaries, requests authorization to change any wholly-owned Subsidiary's authorized capitalization (See
          Section 1.3.8 below).

     o Energy East and the Subsidiaries (other than Intermediate Holding Companies) request authority to acquire the equity securities of one or more special-purpose subsidiaries ("Financing Subsidiaries") organized solely to facilitate a financing and to guaranty the securities issued by such Financing Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52 (See Section 1.3.9 below).

     o Energy East requests authority to acquire, directly or indirectly, the equity securities of one or more intermediate subsidiaries ("Intermediate Subsidiaries") organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Nonutility Subsidiaries, including but not limited to "exempt wholesale generators" ("EWGs"), as defined in Section 32 of the Act, "foreign utility companies" ("FUCOs"), as defined in Section 33 of the Act, companies engaged or formed to engage in activities permitted by Rule 58 ("Rule 58 Subsidiaries"), or "exempt telecommunications companies" ("ETCs"), as defined in Section 34 of the Act, provided that the Intermediate Subsidiaries may also provide management, administrative, project development, and operating services to such entities (See Section 1.3.10 below).

     o Nonutility Subsidiaries request authority to invest up to $500 million in certain types of nonutility energy-related assets ("Energy-Related Assets") that are incidental to energy marketing activities of such companies, or the capital stock of companies substantially all of whose physical assets consist of such Energy-Related Assets (See
          Section 1.3.11 below).

     o As permitted by Rule 87(b)(1), Nonutility Subsidiaries may from time to time provide services and sell goods to each other. To the extent not exempt pursuant


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

          to Rule 90(d), such companies request authority to perform such services and to sell such goods to each other at fair market prices, without regard to "cost," as determined in accordance with Rules 90 and 91, subject to certain limitations that are noted below (See
          Section 1.3.12 below).

     o Energy East, on behalf of any current or future Rule 58 Subsidiaries, requests authority to engage in business activities permitted by Rule 58 both within and outside the United States (See Section 1.3.13 below).

     o Energy East, the Intermediate Holding Companies (other than Energy East Enterprises) and Central Maine, Southern Connecticut Gas, Connecticut Natural Gas and Berkshire Gas request authority to pay dividends out of capital and unearned surplus, subject to certain limitations (See Section 1.3.14 below)./13

          1.2.2. General Terms and Conditions of Financing

          Authorization is requested herein to engage in financing transactions during the Authorization Period for which the specific terms and conditions are not at this time known, and which may not be exempt under Rule 52, without further prior approval by the Commission. The following general terms will be applicable where appropriate to the proposed external financing activities requested to be authorized hereby (including, without limitation, securities issued for the purpose of refinancing or refunding outstanding securities of the issuer):/14

          The effective cost of capital for long-term debt, preferred stock, preferred securities, and equity-linked securities issued by Energy East, the Utility Subsidiaries and the Nonutility Subsidiaries based upon the authorization granted by the Commission pursuant to this Application will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will the effective cost of capital on (i) any such long-term debt securities exceed at the time of issuance 500 basis points over comparable term U.S. Treasury securities or other government benchmark for the currency concerned ("Treasury Securities"); or (ii) any such short-term debt securities exceed at the time of issuance 300 basis points over LIBOR./15 The dividend and distribution rate on any series of preferred stock, preferred securities or equity-linked securities will not exceed at the time of issuance 700 basis points over Treasury Securities. Applicants request that the Commission reserve jurisdiction over issuances of long-term debt, short-term debt, preferred stock, preferred securities and equity-linked securities by Energy East, the Utility Subsidiaries and the Nonutility Subsidiaries, other than transactions exempt under the Act or any rule thereunder, where the cost of capital is in excess of the limits stated above but is not more than competitive market rates available at the time of issuance for securities having the same or

___________________
13/ By order dated December 16, 2004, Holding Co. Act Release No. 27925, the Commission authorized RG&E to pay dividends out of capital and unearned surplus, subject to certain conditions.
14/ The Commission has previously authorized financing transactions subject to these same general parameters. See SCANA Corporation, Holding Co. Act Release No. 27649 (Feb. 12, 2003).
15/ LIBOR refers to the London Interbank Offered Rate, the rate that the most creditworthy international banks dealing in Eurodollars charge each other for large loans.


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

reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality, until the record is complete with regard to such issuances.

          The maturity of long-term debt will be more than one year but not longer than 50 years after the issuance thereof. Preferred securities and equity-linked securities will be redeemed no later than 50 years after the issuance thereof, unless converted into common stock; however, preferred stock issued directly by Energy East may be perpetual in duration. Short-term debt will have a maturity of up to one year.

          The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application (not including any original issue discount) will not exceed 5% of the principal or total amount of the securities being issued.

          Energy East will maintain common stock equity/16 as a percentage of total consolidated capitalization,/17 as shown in its most recent quarterly balance sheet of at least 30%./18 Each Utility Subsidiary and Intermediate Holding Company on an individual basis (except NORVARCO),/19 will maintain common stock equity of at least 30% of total capitalization as shown in each company's most recent quarterly balance sheet.

          With respect to the securities issuance authority proposed in this application: (a) within four business days after the occurrence of a Ratings Event,/20 Applicants will notify the Commission of its occurrence (by means of a letter, via fax, email or overnight mail to the Office of Public Utility Regulation); and (b) within 30 days after the occurrence of a Ratings Event, Applicants will submit a post-effective amendment to the Application explaining the material facts and circumstances relating to that Ratings Event (including the basis on which, taking into account the interests of investors, consumers and the public as well as other applicable criteria under the Act, it remains appropriate for Applicant(s) to issue the securities for which authorization has been requested in this Application, so long as Applicant(s) continue to comply with the other applicable terms and conditions specified in the Commission's order authorizing the transactions requested in this Application). Furthermore, no securities authorized as a result of this Application other than common stock, or short-term debt to fund the Utility

________________________
16/ Common stock equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid in capital, retained earnings and minority interests.
17/ Applicants would calculate the common stock equity to total capitalization ratio as follows: common stock equity (as defined in the immediately preceding footnote)/(common stock equity + preferred stock + gross debt). Gross debt is the sum of long-term debt, short-term debt and current maturities.
18/ Energy East will in any event be authorized to issue common stock
(including pursuant to stock-based plans maintained for shareholders, employees and management) to the extent authorized herein.
19/ NORVARCO holds a 50% general partnership interest in Chester, a single-purpose financing entity formed to own a static var compensator related to the New England Power Pool (NEPOOL)/Hydro Quebec Phase II transmission line. NORVARCO should not be subject to the 30% equity standard because it is wholly capitalized with debt to minimize the cost of the transmission facility to the users of the transmission line.
20/ A "Ratings Event" will occur if, during the Authorization Period, (i) any security issued by Applicants upon original issuance, if rated, is rated below investment grade; or (ii) any outstanding security of Applicants that is rated is downgraded below investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of rule 15c3-1 under the 1934 Act.

Subsidiaries,/21 will be issued following the 60th day after a Ratings Event if the downgraded rating(s) has or have not been upgraded to investment grade. Applicants request that the Commission reserve jurisdiction over the issuance of any securities (other than common stock or short-term debt to fund the Utility Subsidiaries) that Applicants are prohibited from issuing following the 60th day after a Ratings Event until the record is complete with regard to such issuance.

          No security will be issued pursuant to the authorization sought herein after the last day of the Authorization Period, provided that securities issuable or deliverable upon exercise or conversion of, or in exchange for, securities which were issued during the Authorization Period, may be issued or delivered subsequent to the end of the Authorization Period.

          1.2.3. Use of Proceeds

          The financing proceeds will be used for general corporate purposes, including: (1) financing investments by and capital expenditures of Energy East and its Subsidiaries, including, the funding of future investments in exempt wholesale generators, as defined in section 32 of the Act, ("EWGs"), foreign utility companies, as defined in section 33 of the Act, ("FUCOs"), companies engaged or formed to engage in activities permitted by Rule 58 ("Rule 58 Subsidiaries"), and exempt telecommunications companies ("ETCs"), (2) the repayment, redemption, refunding or purchase by Energy East or any Subsidiary of any of its own securities; and (3) financing working capital requirements of Energy East and its Subsidiaries. Energy East represents that no financing proceeds will be used to acquire the securities of, or other interests in, any company unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58.

          Energy East states that the aggregate amount of the proceeds of any financing and Energy East guaranties approved by the Commission in this proceeding that are used to fund investments in "exempt wholesale generators" as defined in Section 32 of the Act ("EWGs") and "foreign utility companies" as defined in Section 33 of the Act ("FUCOs") will not, when added to Energy East's "aggregate investment" (as defined in Rule 53) in all such entities at any point in time, exceed 50% of Energy East's "consolidated retained earnings" (also as defined in Rule 53). Furthermore, Energy East represents that the proceeds of any financing and Energy East Guaranties and Nonutility Subsidiary Guaranties utilized to fund investments in Rule 58 Subsidiaries will be subject to the limitations of that rule.

_____________________
21/ Energy East does not have a system money pool to aggregate the surplus cash of subsidiaries and to lend funds to subsidiaries with short-term capital needs. Securities issued to fund money pool transactions are typically excepted from the investment grade financing condition. See, e.g., Black Hills Corp., Holding Co. Act Release No. 27931 (December 28, 2004). The Utility Subsidiaries rely on short-term borrowings, generally from banks, commercial paper and securities sold to direct and indirect parent companies to satisfy short-term capital requirements. It is important to prevent a liquidity event caused by the Utility Subsidiaries inability to access short-term capital at a time when the investment grade standard cannot be satisfied, that the investment grade standard not apply to short-term debt issued to fund the Utility Subsidiaries.

1.3  DESCRIPTION OF PROPOSED FINANCING PROGRAM

          1.3.1. Energy East External Financing

          Energy East requests authorization to issue and sell the following securities: common stock, preferred stock, preferred securities, equity-linked securities, options, warrants, purchase contracts, units (consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities), long-term debt, subordinated debt, bank borrowings, securities with call or put options, and securities convertible into any of these securities./22 The aggregate amount of new financing obtained by Energy East during the Authorization Period (exclusive of short-term debt), through the issuance of securities, in each case valued at the time of issuance, shall not exceed $3.9 billion outstanding at any one time ("Energy East External Limit"),/23 provided that securities issued for purposes of refunding or replacing other outstanding securities where Energy East's capitalization is not increased from that in place on December 31, 2004 as a result thereof shall not be counted against this limitation./24 In addition, Energy East requests authority to issue and sell from time to time, directly or indirectly through one or more financing subsidiaries, short-term debt, including commercial paper and bank borrowings, in an aggregate principal amount at any time outstanding during the Authorization Period not to exceed $750 million ("Energy East Short-term Limit"), provided that securities issued for purposes of refunding or replacing other outstanding short-term debt securities where Energy East's capitalization is not increased as a result thereof shall not be counted against this limitation.

          All securities issued by Energy East in accordance with the authorization requested herein, including, without limitation, securities issued for the purpose of refunding or retiring outstanding securities, will comply with the applicable parameters set forth above. Further, the aggregate principal amount of all indebtedness of Energy East issued and outstanding during the Authorization Period pursuant to the Commission's authorization of this Application shall not exceed $2.3 billion (the "Energy East Debt Limitation").

          Energy East contemplates that such securities would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the Securities Act of 1933, as amended ("1933 Act") in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers. If

_______________________
22/ Any convertible or equity-linked securities would be convertible into or linked only to common stock, preferred securities or unsecured debt securities that Energy East is otherwise authorized to issue directly or indirectly through a financing entity on behalf of Energy East. The Commission has previously authorized registered holding companies to issue and sell equity-linked securities. See Exelon Corp., Holding Co. Act Release No. 27830 (Apr. 1, 2004); Ameren Corporation, Holding Co. Act Release No. 27449 (Oct. 5, 2001) and American Electric Power Company, Inc., Holding Co. Act Release No. 27517 (Apr. 11, 2002).
23/ Because the limit applies only to securities issued and outstanding during the Authorization Period, when a security is issued during the Authorization Period and later redeemed or retired during the Authorization Period, the aggregate amount issued and outstanding under the limit is reduced and additional financing capacity under the limit is made available.
24/ Any refunding or replacement of securities where capitalization is not increased as a result thereof will be through the issuance of securities of the type authorized in this Application.

underwriters are used, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Energy East) or directly by one or more underwriters acting alone, or may be sold directly by Energy East or through agents designated by Energy East from time to time. If dealers are utilized, Energy East will sell such securities to the dealers, as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If common stock is being sold in an underwritten offering, Energy East may grant the underwriters thereof a "green shoe" option permitting the purchase from Energy East at the same price additional shares then being offered solely for the purpose of covering over-allotments.

          1.   Common Stock

          Energy East may issue and sell common stock, or options, warrants or other stock purchase rights exercisable for common stock, pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets. Energy East may also issue common stock or options, warrants or other stock purchase rights exercisable for common stock in public or privately-negotiated transactions as consideration for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder (e.g., Rule 58)./25

          Energy East also proposes to issue common stock and/or purchase shares of its common stock (either currently or under forward contracts) in the open market for purposes of (i) reissuing such shares at a later date pursuant to stock-based plans which are maintained for stockholders, employees and nonemployee directors or (ii) managing its capital structure. Energy East may make open-market purchases of common stock in accordance with the terms of, or in connection with, the operation of the plans, or as part of a program to repurchase its securities generally. Stock repurchases would be conducted through open market transactions and could include the acquisition at arms'-length of Energy East common stock from institutional investors that may have an affiliate interest in Energy East.

          Energy East currently has in effect certain stock based plans which authorize grants of its common stock, stock options and other stock-based awards to eligible employees and directors. Energy East may issue shares of its common stock under the authorization and within the limitations set forth herein in order to satisfy any of its obligations under all such plans and under plans which replace any plans currently in effect. Energy East requests

______________________
25/ Energy East will value the equity issued in such circumstances in accordance with the agreement negotiated between the purchaser and the seller. The Commission has previously approved the issuance of common stock as consideration for the acquisition of a new business in an exempt transaction or transaction that has been approved in a separate proceeding. See e.g., SCANA Corporation, Holding Co. Act Release No. 27137 (Feb. 14, 2000).

authorization to issue and/or sell shares of common stock pursuant to these existing and hereafter adopted stock plans and employee or director plans without any additional prior Commission order. The market value at the time of issuance of stock issued pursuant to stock-based compensation programs would count against the Energy East External Limit. Energy East common stock issued pursuant to an option would count against the Energy East External Limit at such time, if any, that the option is exercised.

          Energy East also has a dividend reinvestment plan under which shares of its common stock may be issued to shareholders reinvesting cash dividends and/or making optional cash investments to purchase additional shares of common stock. Energy East hereby seeks authority for the issuance and sale of its shares in accordance with its dividend reinvestment plan under the authorization and within the limitations set forth herein.

          Energy East proposes to issue shares of its common stock under the authorization and within the limitations set forth herein in order to satisfy its obligations under each of these existing stock-based plans, as they may be amended or extended, and similar plans or plan funding arrangements hereafter adopted without any additional Commission order. Shares of common stock issued under these plans may either be newly issued shares, treasury shares or shares purchased in the open market. The market value of newly issued shares will be counted against the Energy East External Limit.

          2.   Preferred Stock, Preferred Securities and Equity-linked
               Securities

          Energy East also proposes to issue and sell preferred stock directly and/or issue, indirectly through one or more financing subsidiaries, other forms of preferred securities (including, without limitation, trust preferred securities or monthly income preferred securities). Preferred stock and other forms of preferred securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Energy East's board of directors, and may be convertible or exchangeable into shares of Energy East common stock or unsecured indebtedness. Dividends or distributions on such securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Energy East may also issue and sell equity-linked securities in the form of stock purchase units, which combine a security with a fixed obligation (e.g., preferred stock or debt) with a stock purchase contract that is exercisable (either mandatorily or at the option of the holder)./26 The dividend or distribution rates, interest rates, redemption and sinking fund provisions, conversion features, if any, and maturity dates with respect to the preferred stock or other types of preferred securities and equity-linked securities of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by Energy East's board of directors, negotiation or competitive bidding.

          Energy East contemplates that the preferred stock would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more

________________________
26/ Any convertible or equity-linked securities would be convertible into or linked only to common stock, preferred securities or unsecured debt securities that Energy East is otherwise authorized to issue directly or indirectly through a financing entity on behalf of Energy East.

investment banking or underwriting firms or other entities who would resell the preferred stock either without registration under the 1933 Act in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

          3.   Long-term Debt

          Long-term debt would be unsecured and may be issued directly through a public or private placement or indirectly through one or more financing subsidiaries, in the form of notes, convertible notes, medium-term notes or debentures under one or more indentures or long-term indebtedness under agreements with banks or other institutional lenders. The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to the long-term debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding at the time of issuance./27

          Energy East also requests authorization to issue and sell from time to time during the Authorization Period debentures in one or more series, subject to the Energy East Debt Limitation. The debentures (a) may be convertible into any other securities of Energy East, (b) will have maturities ranging from one to 50 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking fund provisions,
(e) may provide for reset of the coupon pursuant to a remarketing arrangement, and (f) may be called from existing investors by a third party. The debentures will be issued under an indenture (the "Indenture") to be entered into between Energy East and a national bank, as trustee (the "Trustee," including any successor trustee appointed pursuant to the Indenture).

          Energy East contemplates that the debentures would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities which would resell the debentures either without registration under the 1933 Act in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

          The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to the debentures of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in a purchase agreement or underwriting agreement setting forth such terms; provided, however, that debentures issued by Energy East shall be subject to the financing parameters set forth in section 1.2.2 above.

______________________
27/ Any convertible debt issued by Energy East would be convertible only into common stock, preferred securities or unsecured debt securities that Energy East is otherwise authorized to issue directly or indirectly through a financing entity on behalf of Energy East.

          4.   Short-term Debt

          Energy East proposes to issue and sell from time to time, directly or indirectly through one or more financing subsidiaries, unsecured short-term debt, in the form of commercial paper, notes issued to banks and other institutional lenders, and other forms of short-term indebtedness, in an aggregate principal amount at any time outstanding during the Authorization Period not to exceed the Energy East Short-term Limit. Unused borrowing capacity under a credit facility would not count towards the Energy East Short-term Limit. Short-term borrowings under credit lines will have maturities of a year or less from the date of each borrowing.

          Commercial paper issued under any commercial paper facility would be sold, directly or indirectly through one or more financing subsidiaries, in established U.S. or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring such commercial paper would reoffer it at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that such commercial paper would be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

          Energy East also may establish bank lines in an aggregate principal amount not to exceed the aforementioned Energy East Short-term Limit. While the agreements may be for periods of three to five years or more, loans under these bank credit lines are expected to have maturities not more than one year from the date of each borrowing. Energy East may engage in other types of short-term debt financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

          1.3.2. Utility Subsidiary Financing

          The issue and sale of most securities by the Utility Subsidiaries will be exempt from the pre-approval requirements of Sections 6(a) and 7 of the Act pursuant to Rule 52(a), as most securities offerings by a Utility Subsidiary must be approved by the state utility commission with jurisdiction over such utility. However, certain financings by the Utility Subsidiaries for which authorization is requested herein may be outside the scope of the Rule 52 exemption because they will not be subject to state commission approval. Specifically, the approval of the Public Service Commission of the State of New York ("NYPSC") is not required for the issuance by NYSEG and RGE of indebtedness with maturities of one year or less. The Connecticut Department of Public Utility Control ("DPUC") has jurisdiction over the issuance of securities by Southern Connecticut Gas and Connecticut Natural Gas, other than indebtedness with maturities of less than one year. The Maine Public Utilities Commission ("MPUC") has jurisdiction over the issuance of securities by CMP Group, Maine Natural Gas, Central Maine, MEPCo and NORVARCO, other than indebtedness with maturities of one year or less. The Massachusetts Department of Telecommunications and Energy ("MDTE") has jurisdiction over the issuance of securities by Berkshire Gas, other than indebtedness with maturities of less than one year.

          Accordingly, the Utility Subsidiaries request authorization to issue and sell from time to time during the Authorization Period, directly or indirectly through one or more financing subsidiaries, unsecured short-term debt, in the form of commercial paper, notes issued to banks and other institutional lenders, and other forms of short-term indebtedness/28 to the extent they are not otherwise exempt pursuant to Rule 52(a), with maturities of one year or less, up to the following aggregate principal amounts:

Utility Subsidiaries                        Aggregate Principal Amount

NYSEG                                                 $275,000,000
Maine Natural Gas                                       50,000,000
Central Maine                                          150,000,000
MEPCo                                                   30,000,000
NORVARCO                                                30,000,000
Southern Connecticut Gas                               125,000,000
Connecticut Natural Gas                                125,000,000
Berkshire Gas                                           50,000,000
RG&E                                                   200,000,000

          1.3.3. Short-Term Debt of Intermediate Holding Companies

          Two of the Intermediate Holding Companies, Connecticut Energy and Berkshire Energy, historically have had short-term debt outstanding under bank credit facilities although no debt securities issued to non-system companies are currently outstanding. Connecticut Energy and Berkshire Energy request authority to issue, sell and have outstanding at any one time during the Authorization Period unsecured short-term debt to Energy East or to third party lenders under credit facilities in amounts at any one time outstanding not to exceed $25 million and $10 million, respectively. This request is consistent with authorization previously granted by the Commission in the Financing Order.

          In addition, RGS requests authority to issue, sell and have outstanding at any one time during the Authorization Period unsecured short-term debt securities with maturities of one year or less in the aggregate principal amount of $100 million. Subject to such limitations and pursuant to the terms and conditions set forth herein, RGS may engage in short-term financing as it may deem appropriate in light of its needs and market conditions at the time of issuance. Such short-term financing could include, without limitation, commercial paper sold in established commercial paper markets in a manner similar to Energy East, bank lines, debt securities issued under indentures, or note programs. In addition, RGS will not issue any indebtedness in contravention of any pre-existing orders of any state utility commission. This request also is consistent with authorization previously granted by the Commission in Supplemental Order I.

          The Intermediate Holding Companies also request authorization to issue and sell their securities to Energy East and to acquire the securities of their direct or indirect subsidiaries for the purpose of financing the current or future authorized or permitted businesses of such subsidiaries.

_____________________
28/ For example, Central Maine's borrowings are secured by an unperfected lien on receivables. The Utility Subsidiaries request the flexibility to issue short-term debt secured by their accounts receivable.

          1.3.4. Retention of Intermediate Holding Companies

          In Energy East Corp. et al., Holding Co. Act Release No. 27224 (Aug. 31, 2000) ("Merger Order"), the Commission authorized Energy East to maintain CMP Group, CTG Resources, Berkshire Energy, Connecticut Energy and Energy East Enterprises as intermediate holding companies for a period of up to five years after the consummation of Energy East's acquisition of such companies./29 The Commission also authorized Energy East to request an order extending such five-year period if necessary. In this Application, Energy East requests that the Commission extend the authorization to maintain these companies within the Energy East system on a permanent basis.

          Section 11(b)(2) of the Act requires that "the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system." Section 11(b)(2) also directs regulated companies "to take such action as the Commission shall find necessary in order that such holding company shall cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company," in other words, to eliminate "great-grandfather" holding companies. As indicated in the organizational chart below, the only Intermediate Holding Company "which itself has a subsidiary company which is a holding company" is CMP Group. Therefore, the provisions of Section 11(b)(2) are not triggered by Energy East's ownership of CTG Resources, Berkshire Energy, Connecticut Energy and Energy East Enterprises.

                                                 _______________
                                                |               |
                                                |  Energy East  |
                                                |  Corporation  |
                                                |_______________|
                _________________________________________|__________________________________________________
               |                       |                 |               |                 |                |
        _______|______           ______|______     ______|______   ______|______      _____|_____     ______|______
       |              |         |             |   |             | |             |    |           |   |             |
       |  RGS Energy  |         | Connecticut |   |  CMP Group, | |     CTG     |    | Berkshire |   | Energy East |
       |  Group, Inc. |         |   Energy    |   |     Inc.    | |  Resources, |    |  Energy   |   | Enterprises,|
       |   3(a)(1)    |         | Corporation |   |   3(a)(1)   | |     Inc.    |    | Resources |   |     Inc.    |
       |______________|         |   3(a)(1)   |   |_____________| |   3(a)(1)   |    |   3(a)(1) |   |   3(a)(1)   |
        _______|_______         |_____________|           |       |_____________|    |___________|   |_____________|
 ______|______   ______|______   _______|______   ________|______  _______|______   _______|_______   _____________
|             | |             | |              | |               | |             | |               | |             |
|  New York   | |  Rochester  | | The Southern | | Central Maine | | Connecticut | | The Berkshire | |    Maine    |
|   State     | |   Gas and   | | Connecticut  | | Power Company | | Natural Gas | |  Gas Company  | | Natural Gas |
| Electric &  | |  Electric   | | Gas Company  | |    3(a)(1)    | | Corporation | |               | | Corporation |
|    Gas      | | Corporation | |______________| |_______________| |_____________| |_______________| |_____________|
| Corporation | |_____________|                          |
|_____________|                                   _______|_______
                                         ________|_______   _____|____
                                        |                | |          |
                                        |     Maine      | |          |
                                        | Electric Power | | NORVARCO |
                                        | Company, Inc.  | |          |
                                        |________________| |__________|
                                                            _____|_____
                                                           |           |
                                                           |  Chester  |
                                                           |   SVC     |
                                                           |Partnership|
                                                           |___________|


__________________
29/ The acquisition was consummated on September 1, 2000.

          CTG Resources, Berkshire Energy, Connecticut Energy and Energy East Enterprises should be viewed, for purposes of Section 11(b)(2) of the Act, as indistinguishable from RGS. In an order dated June 27, 2002, Holding Co. Act Release No. 27546, the Commission reviewed the corporate structure of Energy East under Section 11(b)(2) that would result from Energy East's acquisition of RGS. The Commission observed that Section 11(b)(2) was intended to eliminate the pyramiding of holding company groups - the interposition of one or more holding companies between the uppermost holding company and the operating companies - and the issuance, at each level of the structure, of different classes of debt or stock with unequal voting rights. The Commission reasoned, however, that the interposition of RGS between Energy East and NYSEG and RG&E would not lead to such abuses.

             We do not believe, however, that the continued existence of RGS as an intermediate holding company will unduly complicate Energy East's capital structure or implicate the abuses that section 11(b)(2) of the Act was intended to prevent. Applicants assert that providing a corporate organization that puts the New York utility operations under one corporate roof will provide for management focus on the issues that are unique to that state, thus enabling better integration and efficient development of the business. In addition, Applicants represent that RGS' continued existence will preserve certain structural and financial benefits that have already been achieved by RGS, and will help to preserve favorable tax attributes that would be lost if such continued existence were eliminated.

          The same reasons also support the retention of CTG Resources, Berkshire Energy, Connecticut Energy and Energy East Enterprises under section 11(b)(2). The retention of such companies does not implicate the abuses that section 11(b)(2) was designed to address.

          Although CMP Group does have a subsidiary which itself is a holding company and therefore the Commission is directed by the Act to review that structure, a careful analysis indicates that the retention of CMP Group also does not implicate the abuses that section 11(b)(2) was designed to address. CMP Group is the parent of Central Maine, which is itself a public utility. As a public utility, Central Maine is regulated by the Maine Public Utilities Commission and the Federal Energy Regulatory Commission. Central Maine is a holding company with respect to two partially-owned special purpose subsidiaries: MEPCo, and, indirectly, Chester, a subsidiary of NORVARCO. These utility subsidiaries were organized to own specific transmission facilities in Maine jointly with unaffiliated public utilities. Central Maine and its utility subsidiaries were not established and are not currently maintained as a device to further the unfair distribution of voting control or an unnecessarily complicated capital structure. Given Central Maine's primary role as a public utility company it is appropriate to view CMP Group in the same light as CTG Resources, Berkshire Energy, Connecticut Energy and Energy East Enterprises./30

          As the Commission found in the Merger Order, it is not necessary to require the elimination of Energy East's Intermediate Holding Companies to ensure that the corporate

__________________
30/ Under 35-A M.R.S.A. ss.708, Energy East would need the authorization of the Maine Public Utilities Commission to effect a restructuring that would result in the elimination of CMP Group.

structure of the post-merger Energy East system or continued existence of any system company "does not unduly or unnecessarily complicate the structure" of the Energy East system. These companies do not serve as a means to diffuse control and rather would be maintained for the purpose of helping Energy East capture economic efficiencies that might otherwise be lost.

          The same efficiencies and benefits that motivated Energy East's initial request to maintain these companies and that support the Commission's decision to authorize the retention of RGS continue to exist today. For example, the continued existence of each company will contribute to shareholder value and to the effective local regulation of the operating utility subsidiaries. During merger discussions between Energy East and CMP Group, CTG Resources, Connecticut Energy and Berkshire Energy, it became apparent that maintaining a local presence with separate operations and management in each of the affected jurisdictions would be a critical issue in gaining the support of the state public service commissions. It was also apparent that the state commissions were very sensitive to, and needed to ensure, the separation of regulated and non-utility activities within each of the companies. In gaining approval of these mergers, Energy East adopted a corporate structure model which incorporates the intermediate holding companies. This structure preserves local name recognition, operations and supervision, yet allows efficiencies to be captured. It also provides maximum separation of utility and non-utility ventures, insulating each utility from any potential economic impact associated with Energy East's other businesses. Further, the costs associated with maintaining these companies continue to be minimal.

          The Intermediate Holding Companies do not have operational functions and they simply serve as conduits between Energy East and Energy East's public utility subsidiaries with respect to financing and dividends. Importantly, with the exception of short-term debt and guarantees on behalf of their subsidiaries, the Intermediate Holding Companies are not used for external financing purposes, to make acquisitions, or to perform service, sales or construction contracts./31

          The continued existence of these holding companies also will help to preserve favorable tax attributes that would be lost if they were eliminated. In particular, the Intermediate Holding Companies provide flexibility with respect to the filing of state tax returns./32 Exhibit E hereto (submitted under a request for confidential treatment) provides further information about the role of the Intermediate Holding Companies in this regard.

          For all these reasons, the Commission should permit Energy East to continue to retain CMP Group, CTG Resources, Berkshire Energy, Connecticut Energy and Energy East Enterprises, on a permanent basis, consistent with its prior decisions permitting the continued existence of intermediate holding companies in registered holding company systems in order to

___________________
31/ CMP Group does not issue securities to parties outside of the Energy East group to finance its subsidiaries.
32/ In addition to these structural and regulatory benefits, the continued existence of CTG Resources will also preserve the benefits associated with certain existing financing arrangements. Specifically, Ten Companies, Inc., a wholly-owned non-utility subsidiary of CTG Resources, currently has approximately $40 million of private placement bonds outstanding that are supported by CTG Resources under the terms of a Forward Equity Purchase Agreement. The elimination of CTG Resources would constitute an event of default under the notes and the holders would have the right to "put" the bonds to the issuer at a large (approximately $5 million) make-whole premium.

achieve economic and tax efficiencies that would not otherwise be achievable in the absence of such arrangements./33

          1.3.5. Nonutility Subsidiary Financing

          Energy East, through its Nonutility Subsidiaries, is engaged in and expects to continue to engage in energy-related, telecommunications or otherwise functionally related, nonutility businesses, which include, principally, fuel transportation and storage, energy marketing, energy management and demand side services, district heating and cooling, and investments in EWGs, ETCs and "qualifying facilities." To finance investments in such competitive businesses, it will be necessary for the Nonutility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. It is believed that, in almost all cases, such financings will be exempt from prior Commission authorization pursuant to Rule 52(b).

          To be exempt under Rule 52(b), any loans by Energy East to a Nonutility Subsidiary or by one Nonutility Subsidiary to another must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, in the limited circumstances where the borrowing Nonutility Subsidiary is not wholly-owned by Energy East/34 directly or indirectly, authority is requested under the Act for Energy East or a Nonutility Subsidiary, as the case may be, to make such loans to such subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital./35 If such loans are made to a Nonutility Subsidiary, such company will not sell any services to any associate Nonutility Subsidiary unless the associated purchaser falls within one of the categories of companies to which goods and services may be sold on a basis other than "at cost."/36

_________________________
33/ See Energy East Corp., et al., Holding Co. Act Release No. 27546 (June 27,
2002) (Authorizing the retention of RGS on a permanent basis); and Ameren Corp. et al., Holding Co. Act Release No. 27645 (Jan. 29, 2003) (Authorizing the continued existence of a secondary holding company, CILCORP, "for the indefinite future," because, among other things, to eliminate the secondary holding company as a subsidiary, Ameren would either have to prepay outstanding debt or, alternatively, assume the debt by means of a merger or otherwise. The prepayment alternative would significantly increase the cost of debt. The assumption of the debt would result in undesirable restrictions on future issuances by Ameren. Conversely, leaving the existing debt in place would not negatively affect the capital structure of Ameren's utility subsidiaries or be detrimental to investors).
34/ Energy East's current less than wholly-owned Nonutility Subsidiaries are:
PEI Power II, LLC and South Glens Falls Energy, LLC.
35/ See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June
22, 1999).
36/ Such companies include:
   (i) A FUCO or foreign EWG which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;
   (ii) An EWG which sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser is not one of the Utility Subsidiaries;
   (iii) A "qualifying facility" ("QF") within the meaning of the Public
Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company (other than a Utility Subsidiary) at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;
   (iv) A domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not one of the Utility Subsidiaries; or

          1.3.6. Guaranties

          1.   Energy East Guaranties.

          Energy East requests authorization to enter into guaranties, obtain letters of credit, enter into expense agreements or otherwise provide credit support to or on behalf of Subsidiaries (collectively, "Energy East Guaranties") as may be appropriate to enable such Subsidiaries to operate in the ordinary course of business, in an aggregate principal amount not to exceed $1 billion issued and outstanding at any one time during the Authorization Period, provided however, that the amount of any Energy East Guaranties in respect of obligations of any EWG, FUCO, or Rule 58 Subsidiary shall also be subject to the limitations of Rule 53(a)(1) or Rule 58(a)(1), as applicable. Energy East may charge each Subsidiary a fee for each guaranty provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the guaranty (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses).

          2. Nonutility Subsidiary Guaranties.

          In addition to the guaranties that may be provided by Energy East, as described above, Nonutility Subsidiaries request authorization to enter into guaranties, obtain letters of credit, enter into expense agreements or otherwise provide credit support to or on behalf of other Nonutility Subsidiaries (collectively, "Nonutility Subsidiary Guaranties") in an aggregate principal amount not to exceed $750 million issued and outstanding at any one time during the Authorization Period, exclusive of any guaranties and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52, provided that the amount of any Nonutility Subsidiary Guaranties in respect of obligations of any Rule 58 Subsidiary shall also be subject to the limitations of Rule 58(a)(1). The Nonutility Subsidiary providing this credit support proposes to charge each Subsidiary a fee for each guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the guaranty.

          Guarantee authority for CTG Resources and RGS is requested separately under Item 3, below.

          3.   Intermediate Holding Company Guaranties.

          CTG Resources, an Intermediate Holding Company, has provided guaranties and other forms of credit support on behalf of its subsidiaries. Specifically, CTG Resources has guaranteed $40 million of promissory notes issued by a non-utility subsidiary, TEN Companies, Inc. ("TEN"), that will mature in 2009 ($25 million) and 2010 ($15 million). CTG Resources has also provided guaranties totaling approximately $40.7 million for other financial and contractual obligations of TEN. These include letters of credit totaling $25.7 million backing


______________________________________________________________________________
   (v) A Rule 58 Subsidiary or any other Nonutility Subsidiary that (a) is partially-owned by Energy East, provided that the ultimate purchaser of such goods or services is not a Utility Subsidiary or EE Management (or any other entity that Energy East may form whose activities and operations are primarily related to the provision of goods and services to the Utility Subsidiaries or EE Management), (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to Nonutility Subsidiaries described in clauses (i) through (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.

development authority bonds and other similar contractual obligations of TEN that expire at various times not later than 2025. CTG Resources requests authorization to maintain and replace as necessary these guaranties and other forms of credit support (the "CTG Resources Guaranties") during the Authorization Period and thereafter for so long as the underlying obligations of any subsidiary shall remain outstanding in an aggregate amount not to exceed $100 million. This request would merely extend the authorization granted by the Commission with respect to these guarantees and credit support in the Financing Order.

          In addition, RGS requests authorization to enter into guaranties, obtain letters of credit, enter into expense agreements or otherwise provide credit support to or on behalf of its subsidiary companies (the "RGS Guaranties") as may be appropriate to enable such companies to operate in the ordinary course of business, in an aggregate principal amount not to exceed $100 million at any one time outstanding during the Authorization Period. This request would extend the authorization previously granted by the Commission in Supplemental Order I.

          The amount of CTG Resources Guaranties and RGS Guaranties would not count against the limit applied to Nonutility Subsidiary Guaranties. The amount of any guaranties in respect of obligations of any Rule 58 Subsidiary shall also be subject to the limitations of Rule 58(a)(1). Each guarantor may charge its subsidiaries a fee for each guaranty or other form of credit support provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform under the obligation (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses).

          1.3.7. Hedging Transactions.

          Energy East proposes to enter into, perform, purchase and sell financial instruments intended to manage the volatility of currencies and interest rates, including but not limited to currency and interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements ("Hedging Instruments"). Energy East would employ Hedging Instruments as a means of prudently managing the risk associated with any of its outstanding or anticipated debt by, for example, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt,
(iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities.

          Energy East proposes to enter into Hedging Instruments with respect to anticipated debt offerings ("Anticipatory Hedges"), to fix and/or limit the interest rate or currency exchange rate risk associated with any new issuance. In addition to the use of Hedging Instruments, Anticipatory Hedges may include
(i) a forward sale of exchange-traded Government Securities/37 futures contracts, Government Securities and/or a forward swap (each a "Forward Sale"),
(ii) the purchase of put options on Government Securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on Government Securities (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of Government Securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited

_____________________
37/ Government Securities would include U.S. Treasury obligations or the appropriate government benchmark security for the currency involved in the hedge.

to structured notes, caps and collars, appropriate for the Anticipatory Hedges. Energy East may seek to hedge its exposure to currency fluctuations through currency swaps or options and forward exchange or similar transactions.

          Hedging Instruments and instruments used to effect Anticipatory Hedges will be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Energy East will determine the optimal structure of each transaction at the time of execution. Off-Exchange Trades would be entered into only with Intermediate Companies or with counterparties whose senior debt ratings are investment grade as determined by Standard & Poor's, Moody's Investors Service, Inc. or Fitch IBCA, Inc. ("Approved Counterparties").

          The Utility Subsidiaries, to the extent such securities are not exempt under Rule 52(a), also propose to enter into Hedging Instruments with third-party Approved Counterparties, but not other Energy East System companies, on the same terms generally applicable to Energy East./38 The Utility Subsidiaries expect to use such authority principally to hedge external debt.

          Energy East maintains a central treasury department whose activities are governed by policies and guidelines approved by the Board of Directors, with regular reviews and monitoring by a standing committee of the Board. The treasury department operates as a service center rather than as a profit center and is subject to internal and external audit. Treasury activities are managed in a non-speculative manner and all transactions in Hedging Instruments would be matched to an underlying business purpose. Consequently, Energy East and the Utility Subsidiaries would not enter into transactions in Hedging Instruments for speculative purposes or to finance businesses that are not permitted, authorized or exempt under the Act. Energy East will qualify transactions in Hedging Instruments for hedge-accounting treatment under generally accepted accounting principles ("GAAP") in the US. No gain or loss on a Hedging Instrument entered into by Energy East or associated tax effects, will be allocated to the Utility Subsidiaries, regardless of the accounting treatment accorded to the transaction and consequently, the Utility Subsidiaries would not be adversely affected by such transactions./39

          1.3.8. Changes in Capital Stock of Subsidiaries.

          The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to Energy East or other intermediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued in this proceeding cannot be ascertained at this time. It may happen that the proposed sale of capital securities may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value. Also, a wholly-owned Subsidiary

________________________
38/ The terms applicable to Hedging Instruments entered into by the Utility Subsidiaries differ from those applicable to Energy East in the following way. To the extent a Utility Subsidiary incurs a gain or loss on a Hedging Instrument that it has entered into to hedge a currency or interest rate risk associated with a security that such Utility Subsidiary has issued, the gain or loss would be attributed to the Utility Subsidiary.
39/ The proposed terms and conditions of the hedging transactions are substantially the same as the Commission has approved in other cases. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (Apr. 7,
1999); and Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23,
1999).

may wish to engage in a reverse stock split to reduce franchise taxes. As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change any such wholly-owned Subsidiary's authorized capital stock capitalization by an amount deemed appropriate by Energy East or other intermediate parent company in the instant case. A Subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by a Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility Subsidiary is incorporated and doing business./40

          1.3.9. Financing Subsidiaries.

          Energy East and the Subsidiaries (other than Intermediate Holding Companies) request authority to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities (hereinafter, "Financing Subsidiaries") created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of such companies through the issuance of long-term debt or equity securities, including but not limited to monthly income preferred securities, to third parties./41 Any Financing Subsidiary may loan, dividend or otherwise transfer the proceeds of such financings to its parent or to other Subsidiaries, provided, however, that a Financing Subsidiary of a Utility Subsidiary will dividend, loan or transfer proceeds of financing only to such Utility Subsidiary. Energy East may, if required, guaranty or enter into expense agreements in respect of the obligations of any Financing Subsidiary which it organizes. The Subsidiaries may also provide guaranties and enter into expense agreements, if required, on behalf of any Financing Subsidiaries which they organize pursuant to Rules 45(b)(7) and 52, as applicable. The amount of securities issued by a Financing Subsidiary would count against the limitation applicable to its parent for such securities, as if the parent company had issued such securities directly. In such cases, however, the guaranty by the parent of the security issued by its Financing Subsidiary would not be counted against the limitations on Energy East Guaranties, CTG Resources or RGS Guaranties, or Nonutility Subsidiary Guaranties, as the case may be.

          1.3.10. Intermediate Subsidiaries.

          Energy East requests authorization to acquire, directly or indirectly, the securities of one or more Intermediate Subsidiaries, which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs or FUCOs, Rule 58 Subsidiaries, ETCs or other Nonutility Subsidiaries (as authorized by the Commission or permitted under the Act), provided that Intermediate Subsidiaries may also engage in development activities ("Development Activities") and administrative activities ("Administrative Activities"), as described below, relating to such

____________________
40/ The Commission has granted similar approvals to other registered holding companies. See Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26,
1998); and New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997).
41/ The Commission has previously authorized registered holding companies and their subsidiaries to create financing subsidiaries, subject to substantially the same terms and conditions. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (April 7, 1999); Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999); and The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000).

subsidiaries. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Energy East requests authority for Intermediate Subsidiaries to provide management, administrative, project development and operating services to such entities. Such services may be rendered at fair market prices to the extent they qualify for any of the exceptions from the "at cost" standard requested below.

          Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interests in new businesses. Intermediate Subsidiaries request authority to expend up to $100 million during the Authorization Period on all such Development Activities.

          Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage Energy East's investments in Nonutility Subsidiaries.

          There are several legal and business reasons for the use of special-purpose intermediate companies in connection with making investments in EWGs and FUCOs, Rule 58 Subsidiaries, ETCs and other Nonutility Subsidiaries. For example, the formation and acquisition of special-purpose subsidiaries is often necessary or desirable to facilitate financing the acquisition and ownership of a FUCO, an EWG or another nonutility enterprise. Furthermore, the laws of some foreign countries may require that the bidder in a privatization program be organized in that country. In such cases, it may be necessary to form a foreign subsidiary as the entity (or participant in the entity) that submits the bid or other proposal.

          An Intermediate Subsidiary may be organized, among other things, (1) to facilitate the making of bids or proposals to develop or acquire an interest in any EWG or FUCO, Rule 58 Subsidiary, ETC or other Nonutility Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by Energy East and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired nonutility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit Energy East's exposure to state, U.S. and foreign taxes; (7) to further insulate Energy East and the Utility Subsidiaries from operational or other business risks that may be associated with investments in nonutility companies; or (8) for other lawful business purposes.

          Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guaranties issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries or New Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiaries or New Subsidiaries will be derived from (1) financings authorized in this proceeding; (2) any appropriate future debt or equity securities issuance authorization obtained by Energy East from the Commission; and (3) other available cash resources, including proceeds of securities sales by a Nonutility Subsidiary pursuant to Rule 52. To the extent that Energy East provides funds or guaranties directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary, the amount of such funds or guaranties will be included in Energy East's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable./42

          Energy East may determine from time to time to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Nonutility Subsidiaries, and the activities and functions related to such investments, under a company, including one or more Intermediate Subsidiaries. To effect any such consolidation or other reorganization, Energy East may wish to either contribute the equity securities of one Nonutility Subsidiary to another company or sell (or cause a Nonutility Subsidiary to sell) the equity securities of one Nonutility Subsidiary to another company. To the extent that these transactions are not otherwise exempt under the Act or Rules thereunder,/43 Energy East hereby requests authorization under the Act to consolidate or otherwise reorganize under one or more direct or indirect subsidiaries, Energy East's ownership interests in existing and future Nonutility Subsidiaries./44 Such transactions may take the form of a sale, contribution or transfer of the securities of a Nonutility Subsidiary as a dividend to a company and the acquisition by such company of such securities either by purchase or by receipt of a dividend. The purchasing company in any transaction structured as an intrasystem sale of equity securities may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable U.S. or foreign laws and accounting requirements, and any transaction structured as a sale would be carried out for a consideration equal to the book value of the equity securities being sold. Energy East will report each such transaction in the next quarterly certificate filed pursuant to Rule 24 in this proceeding, as described below.

____________________
42/ The Commission has previously authorized registered holding companies to organize intermediate subsidiary companies to acquire and hold various nonutility subsidiaries, and for such intermediate companies to provide administrative and development services to such subsidiaries. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (April 7, 1999); Entergy Corp., et al., Holding Co. Act Release No. 27039 (June 22, 1999); and Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999).
43/ Sections 12(c), 32(g), 33(c)(1) and 34(d) and Rules 43(b), 45(b), 46(a) and
58, as applicable, may exempt many of the transactions described in this paragraph.
44/ The Commission has granted similar authority to other registered holding companies. See Entergy Corp., et al., Holding Co. Act Release No. 27039 (June 22, 1999), Columbia Energy Group, et al., Holding Co. Act Release No. 27099 (November 5, 1999).

          1.3.11. Investments In Energy-Related Assets.

          Nonutility Subsidiaries request authority to acquire or construct in one or more transactions from time to time during the Authorization Period, nonutility energy assets in the United States, including, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities (collectively, "Energy-Related Assets"), that would be incidental to the energy marketing, brokering and trading operations of Energy East's Subsidiaries./45 Nonutility Subsidiaries request authorization to invest up to $500 million (the "Investment Limitation") during the Authorization Period in such Energy-Related Assets or in the equity securities of existing or new companies substantially all of whose physical properties consist or will consist of such Energy-Related Assets./46 Such Energy-Related Assets (or equity securities of companies owning Energy-Related Assets) may be acquired for cash or in exchange for Common Stock or other securities of Energy East or a Nonutility Subsidiary of Energy East, or any combination of the foregoing. If Common Stock of Energy East is used as consideration in connection with any such acquisition, the market value thereof on the date of issuance will be counted against the requested Investment Limitation. The stated amount or principal amount of any other securities issued as consideration in any such transaction will also be counted against the Investment Limitation. Under no circumstances will any Nonutility Subsidiary acquire, directly or indirectly, any assets or properties the ownership or operation of which would cause such company to be considered an "electric utility company" or "gas utility company" as defined under the Act.

          As this Commission has recognized in American Electric Power Company, Inc., et al., 68 SEC Docket 1251 (November 2, 1998) and SEI Holdings, Inc., 62 SEC Docket 2493 (September 26, 1996) and other decisions, a successful marketer of energy commodities must be able to control some level of physical assets that are incidental and reasonably necessary in its day-to-day operations. For example, gas marketers today must be able to offer their customers a variety of value-added, or "bundled," services, such as gas storage and processing, that the interstate pipelines offered prior to FERC Order 636./47 In order to provide such value-added services, many of the leading gas marketers have invested in production, gathering, processing, and storage capacity at or near the principal gas producing areas and hubs and market centers in the U.S. Similarly, to compete with both interstate pipelines and local distribution companies for industrial and electric utility sales, marketers must have the flexibility to acquire or construct such supply facilities. In fact, most of the larger energy marketers today own, directly or through affiliates, substantial physical assets of the type described herein.

          The acquisition of production, gathering, processing, and storage capacity provide energy marketers the opportunity to hedge the price of future supplies of natural gas against changes in demand brought about due to weather, increased usage requirements by end use

______________________
45/ Currently, Energy East's electric power and gas marketing operations are conducted through Energy East Solutions, Inc., NYSEG Solutions Inc., The Hartford Steam Company, Energetix, Inc. and PEI Power II LLC.
46/ Companies whose physical properties consist of Energy-Related Assets may also be currently engaged in energy (gas or electric or both) marketing activities. To the extent necessary, applicants request authorization to continue such activities in the event they acquire such companies.
47/ See FERC Order 636, FERC Stats. & Regs. P. 30,939, "Pipeline Service Obligations and Revisions to Regulations Governing Self-Implementing Transportation; and Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol," 57 Fed. Reg. 13,270 (April 16, 1992).

customers, or other volatility imposed by the market. Storage and pipeline assets allow energy marketers to "bank" low cost supplies for use during periods of high volatility or take advantage of differential price spreads between different markets. Energy marketers with strong and balanced physical asset portfolios are able to originate tolling or reverse tolling of gas and electric commodities, whereby the payment is made in one or the other commodity. The integration of production, gathering, and storage assets offer energy marketers the opportunity to provide either gas or electric products and services to energy users, at their discretion, depending on user requirements and needs. Finally, the physical assets underlying an energy marketer's balance sheet may provide substantial credit support for the financial transactions undertaken by the marketer.

          Energy East may add to the existing base of nonutility, marketing-related assets held by its subsidiaries as and when market conditions warrant, whether through acquisitions of specific assets or groups of assets that are offered for sale, or by acquiring existing companies (for example, other gas marketing companies which own significant physical assets in the areas of gas production, processing, storage, and transportation).

          1.3.12. Sales of Services and Goods among Nonutility Subsidiaries of Energy East.

          Energy East's Nonutility Subsidiaries request authorization to provide services and sell goods to each other at fair market prices determined without regard to cost, and therefore request an exemption (to the extent that Rule 90(d) does not apply) pursuant to Section 13(b) from the cost standards of Rules 90 and 91 as applicable to such transactions, in any case in which the Nonutility Subsidiary purchasing such goods or services is:

     o A FUCO or foreign EWG which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;
     o An EWG which sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser is not one of the Utility Subsidiaries;
     o A "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (i) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company (other than a Utility Subsidiary) at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;
     o A domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not one of the Utility Subsidiaries; or
     o A Rule 58 Subsidiary or any other Nonutility Subsidiary that (a) is partially-owned by Energy East, provided that the ultimate purchaser of such goods or services is not a Utility Subsidiary service company (or any other entity that Energy East may form whose activities and operations are primarily related to the provision of goods and services to the Utility Subsidiaries), (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to Nonutility Subsidiaries described above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States./48

          1.3.13. Activities of Rule 58 Subsidiaries within and Outside the United States.

          Energy East, on behalf of any current or future Rule 58 Subsidiaries, requests authority to engage in business activities permitted by Rule 58 both within and outside the United States such as:

     o the brokering and marketing of electricity, natural gas and other energy commodities ("Energy Marketing");
     o energy management services ("Energy Management Services"), including the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand-side management, including energy and efficiency audits; facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment; and general advice on programs; the design, construction, installation, testing, sales and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, alarm and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical systems; and
     o engineering, consulting and other technical support services ("Consulting Services") with respect to energy-related businesses, as well as for individuals. Such Consulting Services would include technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation billing and bill disaggregation tools), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar services.

          Those investments would count against the Rule 58 limit.

          The Commission authorized such activities in the Financing Order, except with respect to the following activities which were subject to a reservation of jurisdiction: (i) Energy

_____________________
48/ The five circumstances in which market based pricing would be allowed are substantially the same as those approved by the Commission in other cases. See Entergy Corp., et al., Holding Co. Act Release No. 27039 (June 22, 1999); Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999); and Interstate Energy Corp., Holding Co. Act Release No. 27069 (August 26, 1999).

Marketing activities outside the United States and Canada,/49 (ii) the provision of Energy Management Services and Consulting Services anywhere outside the United States,/50 and (iii) other activities of Rule 58 Subsidiaries outside the United States, pending completion of the record. Energy East requests that the Commission continue to reserve jurisdiction over these activities until the record is complete with respect thereto.

          1.3.14. Payment of Dividends

          1. Payment of Dividends by Energy East, the Intermediate Holding Companies and the Utility Subsidiaries.

          In Supplemental Order I, the Commission authorized RGS to pay dividends out of capital and unearned surplus in an amount equal to its retained earnings prior to the RGS merger with Energy East. In addition, RGS and its subsidiaries were granted authorization to pay dividends out of earnings before any amortization of intangibles recognized as a result of the merger with Energy East, and any impairment of either goodwill or other intangibles recognized as a result of such merger. By order dated December 16, 2004, Holding Co. Act Release No. 27925, the Commission authorized RG&E to pay dividends out of capital and unearned surplus, subject to certain conditions.

          In the Financing Order, the Commission authorized Energy East, the Intermediate Holding Companies (other than Energy East Enterprises), Central Maine, Southern Connecticut Gas, Connecticut Natural Gas and Berkshire Gas to pay dividends out of capital and unearned surplus up to the retained earnings of these companies prior to their merger with Energy East. In addition, each of the companies was authorized to pay dividends out of earnings before the amortization of goodwill, for the duration of the goodwill amortization period. Under U.S. GAAP, goodwill is no longer amortized, but instead evaluated periodically and, if impaired, it is written down by the amount of the impairment.

          Energy East, the Intermediate Holding Companies (other than Energy East Enterprises), and Central Maine, Southern Connecticut Gas, Connecticut Natural Gas and Berkshire Gas now request that the Commission extend the authorization previously granted under the Financing Order and the Supplemental Order I. To be consistent with current accounting practice, such companies propose during the Authorization Period: (i) to pay dividends out of capital and unearned surplus in an amount equal to retained earnings prior to their respective mergers with Energy East, and (ii) to pay dividends out of earnings before any amortization of intangibles recognized as a result of their respective mergers, and any

____________________
49/ See Southern Energy, Inc., Holding Co. Act Rel. No. 27020 (May 13, 1999) (supplemental order amending prior order to permit registered holding company subsidiary to engage in power and gas marketing activities in Canada and reserving jurisdiction over such activities outside the United States and Canada); Interstate Energy Corp., Holding Co. Act Release No. 27069 (August 26,
1999).
50/ The Commission has heretofore authorized nonutility subsidiaries of a registered holding company to sell similarly-defined energy management services and technical consulting services to customers both within and outside the United States. See Columbia Energy Group, et al., Holding Co. Act Release No. 26498 (March 25, 1996); and Cinergy Corp., Holding Co. Act Release No. 26662 (February 7, 1997); and Interstate Energy Corp., Holding Co. Act Release No. 27069 (August 26, 1999).

impairment of either goodwill or other intangibles recognized as a result of the merger ("Gross Earnings")./51

          Although not a frequent occurrence, companies in the Energy East group have found it appropriate to pay dividends out of capital from time to time. Most recently, as authorized by the December 16, 2004 order noted above, RG&E paid a dividend out of capital in the amount of $75 million, funded by the proceeds of the Ginna nuclear generating plant sale. The dividend was used by Energy East to retire outstanding debt. Central Maine paid a $190 million dividend out of capital in September, 2000, that also was used by Energy East to reduce debt. These examples illustrate that authority to pay dividends out of capital may be a sound tool for the effective management of the capital structure of the Energy East holding company system. Where, as in this case, the Utility Subsidiaries would not pay dividends out of capital if such payments would reduce equity levels to below 30%, or such higher levels required by state utility commission regulation, the requested dividend authority is not adverse to the interests of investors or consumers and should be authorized. Exhibit D shows the equity levels, the retained earnings position and the dividend payout history of each company requesting dividend relief herein.

          The requested dividend relief is an important tool for managing capital structures and it helps to prevent excessive equity levels. A state commission may rule, for example, that it is not necessary or appropriate for the utility to have as much equity in its capital structure as at the current time. The response of the state commission could be to reduce the amount of equity that will earn an equity return. In such cases, it would be contrary to the interests of investors to maintain the higher level of equity and appropriate to reduce equity levels through dividends to the level on which earnings may accrue. In other cases, the sale of assets gives rise to surplus capital and authorization to pay dividends out of capital is necessary to re-balance the capital structure of that company. Finally, periodic goodwill impairment tests may result in a goodwill impairment charge that would reduce retained earnings. Such a non-cash charge does not affect operating cash flows and in such cases it still may be appropriate to pay a dividend out of capital.

          Section 12(c) of the Act and Rule 46 thereunder generally prohibit the payment of dividends out of "capital or unearned surplus" except pursuant to an order of the Commission. The legislative history explains that this provision was intended to "prevent the milking of operating companies in the interest of the controlling holding company groups. " See S.Rep. No. 621, 74th Cong., 1st Sess. p. 34 (1935)./52 In determining whether to permit a registered holding company to pay dividends out of capital surplus, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization, (ii) the company's prior earnings, (iii) the company's current earnings in relation to the proposed dividend, and (iv) the company's projected cash position after payment of a dividend. See Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13, 1991) ("EUA"), and cases cited therein. Further, the payment of the dividend must be "appropriate in the public interest." Id., citing Commonwealth & Southern Corporation, 13 S.E.C. 489, 492 (1943).

___________________
51/ The Commission has granted substantially identical dividend relief to National Grid Group plc in Holding Co. Act Release No. 27154 (Mar. 15, 2000). 52/ Compare Section 305(a) of the Federal Power Act.

          In support of their request, Applicants assert that each of the standards of Section 12(c) of the Act enunciated in the EUA case are satisfied:

(i) Energy East's common equity as a percentage of total consolidated capitalization is approximately 39%, substantially in excess of the 30% level that the Commission has traditionally required for other registered holding company systems. Energy East commits to maintain its capitalization throughout the Authorization Period at or above 30% common equity on a consolidated basis and to maintain the capitalization of the Utility Subsidiaries (other than NORVARCO and Chester SVC Partnership) and the Intermediate Holding Companies throughout the Authorization Period at or above 30% common equity.

(ii) Energy East, the Intermediate Holding Companies (other than Energy East Enterprises), Central Maine, Southern Connecticut Gas, Connecticut Natural Gas and Berkshire Gas have a favorable history of prior earnings and long record of consistent dividend payments. See Exhibit D, which illustrates the earnings and dividend history, and the current equity level of each company requesting relief in this section.

(iii) The Applicants expect that the cash flow of Energy East and the Intermediate Holding Companies (other than Energy East Enterprises) and Central Maine, Southern Connecticut Gas, Connecticut Natural Gas and Berkshire Gas will remain relatively stable and that Gross Earnings of such companies, therefore, should remain stable during the course of the Authorization Period and provide ample capital resources to support utility operations.

(iv) The requested dividend payments are in the public interest. Energy East, the Intermediate Holding Companies (other than Energy East Enterprises), Central Maine, Southern Connecticut Gas, Connecticut Natural Gas and Berkshire Gas are in sound financial condition as indicated by their sound capitalization ratios. The expectations of continued strong financial condition should allow these companies to continue to finance operations and growth.

(v) In addition, the dividend payments are consistent with investor interests because they allow the capital structure of Energy East, the Intermediate Holding Companies (other than Energy East Enterprises), Central Maine, Southern Connecticut Gas, Connecticut Natural Gas and Berkshire Gas to be adjusted to more appropriate levels of debt and equity. Lastly, a prohibition on dividend payments out of additional paid-in-capital may unnecessarily impair the ability of Energy East to service debt incurred in connection with financing the mergers.

          Energy East, the Intermediate Holding Companies and the Utility Subsidiaries represent that they will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In this regard, it should be noted that all U.S. jurisdictions limit to some extent the authority of corporations to make dividend distributions to shareholders. Most state corporation statutes contain either or both an equity insolvency test or some type of balance sheet test. Energy East, the Intermediate Holding Companies and the Utility Subsidiaries also will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

          2.   Payment of Dividends by Certain Nonutility Subsidiaries.

          Energy East requests authorization, on behalf of its current and future Nonutility Subsidiaries, permitting such companies to pay dividends with respect to the securities of such companies, or to redeem such securities (collectively, a "Dividend"), from time to time through the Authorization Period, out of capital and unearned surplus./53

          Energy East anticipates that there may be situations in which one or more Nonutility Subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a Dividend would have to be charged, in whole or in part, to capital or unearned surplus. As an example, if an Intermediate Subsidiary of Energy East were to purchase all of the stock of an EWG or FUCO and, following such acquisition, the EWG or FUCO incurs non-recourse borrowings, some or all of the proceeds of which are distributed to the Intermediate Subsidiary as a reduction in the amount invested in the EWG or FUCO (i.e., return of capital), the Intermediate Subsidiary (assuming it has no earnings) could not, without the Commission's approval, in turn distribute such cash to Energy East or its immediate parent./54

          Similarly, using the same example, if an Intermediate Subsidiary, following its acquisition of all of the stock of an EWG or FUCO, were to sell part of that stock to a third party for cash, the Intermediate Subsidiary would again have substantial unrestricted cash available for distribution, but (assuming no profit on the sale of the stock) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a Dividend to its parent out of such cash proceeds. Further, there may be periods during which unrestricted cash available for distribution by a Nonutility Subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income.

          Finally, even under circumstances in which a Nonutility Subsidiary has sufficient earnings, and therefore may declare and pay a Dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the Dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it.

          Energy East, on behalf of its Nonutility Subsidiaries, represents that such companies will not declare or pay any Dividend out of capital and unearned surplus, except as permitted under the corporate law and state or national law applicable in the jurisdiction where each company is organized and the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders. In addition, none of such companies will

___________________
53/ The Commission has granted similar approvals to other registered holding companies. See Entergy Corp., et al., Holding Co. Act Release No. 27039 (June 22, 1999); and Interstate Energy Corp., et al., Holding Co. Act Release No. 27069 (August 26, 1999).
54/ The same problem would arise where an Intermediate Subsidiary is over-capitalized in anticipation of a bid which is ultimately unsuccessful. In such a case, Energy East would normally desire a return of some or all of the funds invested.

declare or pay any Dividend out of capital or unearned surplus unless it: (i) has received excess cash as a result of the sale of some or all of its assets;
(ii) has engaged in a restructuring or reorganization; and/or (iii) is returning capital to an associate company.

1.4      CERTIFICATES OF NOTIFICATION

          Energy East will continue to file certificates under Rule 24 with the Commission within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter that contain the following information for the reporting period:

1. The sales of common stock, preferred securities or equity-linked securities by Energy East, and the purchase price per share and the market price per share at the date of the agreement of sale which shall also separately show the amount issued during the reporting period, for each type of issued securities (common stock, preferred securities or equity-linked securities).

2. If Energy East common stock has been transferred to a seller as consideration for the assets or securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

3. The amount of guarantees issued during the reporting period by Energy East, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

4. The amount and terms of any Energy East indebtedness issued during the reporting period which shall also separately show the amount of indebtedness issued during the Authorization Period.

5. Energy East's "aggregate investment," as defined under Rule 53, in EWGs and FUCOs as of the end of the reporting period in dollars and as a percentage of Energy East's consolidated retained earnings, a calculation of the amount remaining under the EWG/FUCO investment authorization, and a description of significant EWG/FUCO investments during the reporting period.

6. A list of the securities issued by the Intermediate Holding Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified.

7.   The amount and terms of any short-term debt issued by any Utility
     Subsidiary.

8. The amount of any Dividends paid out of capital and unearned surplus by any of the Nonutility Subsidiaries or Intermediate Holding Companies, identifying the paying and receiving company.

9. A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of the Utility Subsidiaries.

10. If any consolidated company is a Variable Interest Entity ("VIE"), as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, Energy East will provide a description of the nature, purpose, size and activities of the VIE.

11. In the event Energy East or its Nonutility Subsidiaries make loans to Nonutility Subsidiaries that are not wholly owned by Energy East, directly or indirectly, Energy East will include in the Rule 24 certificate substantially the same information as that required on Form U-6B-2 with respect to each transaction.

          In addition, the Rule 24 certificates filed within ninety days after Energy East files its consolidated federal income tax return will contain the following information for the reporting period:

12. The amount of any tax credit or loss carryover generated by Energy East during the preceding taxable year as a result of interest expense on Acquisition Debt and Previous Acquisition Debt;

13. A description of how the income tax credit and/or income tax liability was calculated and allocated to all companies included in the consolidated tax return, showing all of Energy East's interest costs and any assumptions used in the calculations; and

14. A statement that the allocation of tax credits and liabilities was conducted in accordance with the Tax Allocation Agreement in effect and filed as an exhibit.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

          The fees, commissions and expenses incurred or to be incurred in connection with this amended Application are estimated at $35,000. The above fees do not include any underwriting fees or other expenses incurred in consummating financings covered hereby. Such fees and expenses will not exceed 5% of the proceeds from any such financings.

ITEM 3. APPLICABLE STATUTORY PROVISIONS

3.1  GENERAL

          Sections 6(a) and 7 of the Act are applicable to the issuance and sale of common stock, preferred stock, short-term debt and long-term debt by Energy East and to the issuance and sale of securities by the Subsidiaries that are not exempt under Rule 52. In addition, Sections 6(a) and 7 of the Act are applicable to Interest Rate Hedges and Anticipatory Hedges, except to the extent that they may be exempt under Rule 52. Section 12(b) of the Act and Rule 45(a) are applicable to the issuance of guaranties to the extent not exempt under Rules 45(b) and 52. Sections 9(a)(1) and 10 of the Act are also applicable to (i) Energy East's or any Nonutility Subsidiary's or any Intermediate Holding Company's acquisition of the equity securities of any Financing Subsidiary, (ii) the acquisition of securities of Intermediate Subsidiaries, (iii) the acquisition of Energy-Related Assets or the securities of companies substantially all of whose assets consist of Energy-Related Assets, and (vi) the activities of Rule 58 Subsidiaries within and outside the United States. Section 12(c) of the Act and Rule 46 are applicable to the payment of dividends from capital and unearned surplus by Energy East and the Subsidiaries. Section 13(b) of the Act and Rules 80 - 92 are applicable to the performance of services and sale of goods among Nonutility Subsidiaries, which may be exempt from the requirements thereof in some cases pursuant to Rules 87(b)(1), 90(d) and 92, as applicable. Sections 32 and 33 of the Act are also applicable to the extent proceeds from the financings authorized hereby are used to finance investments in FUCOs and EWGs.

3.2  COMPLIANCE WITH RULES 53 AND 54

          The transactions proposed herein are also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities of or other interest in an EWG, or to guaranty the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through
(b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

          Rule 53(a)(1): As of December 31, 2004, Energy East's "aggregate investment" in EWGs and FUCOs is approximately $21.1 million, or approximately 2% of Energy East's "consolidated retained earnings" at December 31, 2004 (approximately $1.2 billion).

          Rule 53(a)(2): Energy East will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Energy East will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles. All of such books and records and financial statements will be made available to the Commission, in English, upon request.

          Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs or FUCOs.

          Rule 53(a)(4): Energy East will submit a copy of the Application in this proceeding and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of Energy East's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries.

          In addition, Energy East states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

          To the extent that other sections of the Act are deemed applicable to the transactions proposed herein, such sections should be considered to be set forth in this Item 3.

ITEM 4. REGULATORY APPROVALS

          The New York State Public Service Commission has jurisdiction over the issuance of securities by RG&E and NYSEG, other than indebtedness with maturities of one year or less. The Connecticut Department of Public Utility Control has jurisdiction over the issuance of securities by Southern Connecticut Gas and Connecticut Natural Gas, other than indebtedness with maturities of less than one year. The Maine Public Utilities Commission has jurisdiction over the issuance of securities by Maine Natural Gas, Central Maine, MEPCo and NORVARCO, other than indebtedness of one year or less. The Massachusetts Department of Telecommunications and Energy has jurisdiction over the issuance of securities by Berkshire Gas, other than indebtedness with maturities of less than one year.

          Except as stated above, no state commission, and no federal commission, other than the Commission, has jurisdiction over the proposed transactions.

ITEM 5. PROCEDURE

          The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable. The Applicants request that the Commission's order be issued as soon as possible thereafter, and in any event not later than September 15, 2005, and that there should not be a 30-day waiting period between issuance of the Commission's supplemental order and the date on which the supplemental order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

               A.   EXHIBITS

A    Opinion of counsel (previously filed).

B    Past-tense opinion of counsel.*

C    Proposed form of Federal Register notice (previously filed).

D Earnings and dividend history of selected companies (confidential treatment requested).

E Intermediate Holding Company tax benefits (previously filed) (confidential treatment requested).

               B.   FINANCIAL STATEMENTS

FS-1 Energy East and Utility Subsidiaries capitalization tables and statements of cash flows on a current and projected basis for the duration of the Authorization Period (previously filed) (confidential treatment requested).

FS-2(a) Consolidated financial statements of Energy East Corporation: balance sheet as of December 31, 2004, and statement of income and statement of retained earnings for the twelve months ended December 31, 2004 (included in Energy East's Form 10-K for the year ended December 31, 2004, File No. 1-14766, filed March 14, 2005, and incorporated herein by reference).

FS-2(b) Consolidated financial statements of Energy East Corporation: balance sheet as of March 31, 2005, and statement of income and statement of retained earnings for the three months ended March 31, 2005 (included in Energy East's Form 10-Q for the three months ended March 31, 2005, File No. 1-14766, filed May 6, 2005, and incorporated herein by reference).

FS-3(a) Financial statements of Rochester Gas and Electric Corporation: balance sheet as of December 31, 2004, and statement of income and statement of retained earnings for the twelve months ended December 31, 2004 (included in RG&E's Form 10-K for the year ended December 31, 2004, File No. 1-672, filed March 14, 2005, and incorporated herein by reference).

FS-3(b) Financial statements of Rochester Gas and Electric Corporation: balance sheet as of March 31, 2005, and statement of income and statement of retained earnings for the three months ended March 31, 2005 (included in RG&E's Form 10-Q for the three months ended March 31, 2005, File No. 1-672, filed May 6, 2005, and incorporated herein by reference).

FS-4 Financial statements of New York State Electric & Gas Corporation: balance sheet as of December 31, 2004, and statement of income and statement of retained earnings for the twelve months ended December 31, 2004 (included in NYSEG's Form 10-K for the year ended December 31, 2004, File No. 1-3103-2, filed March 14, 2005, and incorporated herein by reference).

FS-5 Financial statements of The Southern Connecticut Gas Company: balance sheet as of December 31, 2004, and statement of income and statement of retained earnings for the twelve months ended December 31, 2004.

FS-6 Financial statements of Connecticut Natural Gas Corporation: balance sheet as of December 31, 2004, and statement of income and statement of retained earnings for the twelve months ended December 31, 2004.

FS-7 Financial statements of The Berkshire Gas Company: balance sheet as of December 31, 2004, and statement of income and statement of retained earnings for the twelve months ended December 31, 2004.

FS-8 Financial statements of Maine Natural Gas Corporation: balance sheet as of December 31, 2004, and statement of income and statement of retained earnings for the twelve months ended December 31, 2004.

FS-9(a) Financial statements of Central Maine Power Company: balance sheet as of December 31, 2004, and statement of income and statement of retained earnings for the twelve months ended December 31, 2004 (included in Central Maine Power's Form 10-K for the year ended December 31, 2004, File No. 1-5139, filed March 14, 2005, and incorporated herein by reference).

FS-9(b) Financial statements of Central Maine Power Company: balance sheet as of March 31, 2005, and statement of income and statement of retained earnings for the three months ended March 31, 2005 (included in Central Maine Power Company's Form 10-Q for the three months ended March 31, 2005, File No. 1-5139, filed May 6, 2005, and incorporated herein by reference).

FS-10 Financial statements of Maine Electric Power Company, Inc.: balance sheet as of December 31, 2004, and statement of income and statement of retained earnings for the twelve months ended December 31, 2004.

FS-11 Financial statements of NORVARCO: balance sheet as of December 31, 2004, and statement of income and statement of retained earnings for the twelve months ended December 31, 2004. (confidential treatment requested)

* To be filed by amendment.

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

          None of the matters that are the subject of this Application involve a "major federal action" nor "significantly affect[s] the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. None of the matters that are the subject of this Application will result in changes in the operations of the Applicants that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  August 8, 2005

ENERGY EAST CORPORATION                               NEW YORK STATE ELECTRIC & GAS
RGS ENERGY GROUP, INC.                                     CORPORATION
CMP GROUP, INC.                                       ROCHESTER GAS AND ELECTRIC
CONNECTICUT ENERGY CORPORATION                             CORPORATION
CTG RESOURCES, INC.
BERKSHIRE ENERGY RESOURCES
ENERGY EAST ENTERPRISES, INC.
ENERGY EAST CAPITAL TRUST I                           /s/ Joseph J. Syta
                                                      ---------------------
/s/ Robert D. Kump                                    Name:  Joseph J. Syta
----------------------                                Title: Vice President, Controller & Treasurer
Name:  Robert D. Kump
Title: Vice President, Controller & Chief
       Accounting Officer - Energy East Corporation
       Vice President, Controller & Secretary -
       RGS Energy Group, Inc., Connecticut Energy
       Corporation, CTG Resources, Inc., Berkshire
       Energy Resources
       Vice President, Controller and Clerk-
       CMP Group, Inc.
       Treasurer & Clerk - Energy East
       Enterprises, Inc.
       Administrative Trustee - Energy East
       Capital Trust I


CONNECTICUT NATURAL GAS CORPORATION                   CENTRAL MAINE POWER COMPANY
THE SOUTHERN CONNECTICUT GAS COMPANY                  MAINE ELECTRIC POWER COMPANY
MAINE NATURAL GAS CORPORATION                         NORVARCO

/s/ Robert M. Allessio
-------------------------                             /s/ Sara J. Burns
Name:  Robert M. Allessio                             ----------------------
Title: President and Chief Executive Officer-         Name:  Sara J. Burns
       Connecticut Natural Gas Corporation,           Title: President and Chief Executive Officer-
       The Southern Connecticut Gas Company                  Central Maine Power Company
       President- Maine Natural Gas Corporation              President- Maine Electric Power
                                                             Company, Norvarco



                                                      THE BERKSHIRE GAS COMPANY


                                                      /s/ Karen L. Zink
                                                      ------------------------
                                                      Name:  Karen L. Zink
                                                      Title: President, Treasurer & Chief Operating
                                                             Officer

LIST OF EXHIBITS AND FINANCIAL STATEMENTS

Exhibit. D          Earnings and dividend history of selected companies
                    (confidential treatment requested).

FS-2(a)             Consolidated financial statements of Energy East
                    Corporation: balance sheet as of December 31, 2004, and statement of income and statement of retained earnings for the twelve months ended December 31, 2004 (included in Energy East's Form 10-K for the year ended December 31, 2004, File No. 1-14766, filed March 14, 2005, and incorporated herein by reference).

FS-2(b)             Consolidated financial statements of Energy East
                    Corporation: balance sheet as of March 31, 2005, and statement of income and statement of retained earnings for the three months ended March 31, 2005 (included in Energy East's Form 10-Q for the three months ended March 31, 2005, File No. 1-14766, filed May 6, 2005, and incorporated herein by reference).

FS-3(a)             Financial statements of Rochester Gas and Electric
                    Corporation: balance sheet as of December 31, 2004, and statement of income and statement of retained earnings for the twelve months ended December 31, 2004 (included in RG&E's Form 10-K for the year ended December 31, 2004, File No. 1-672, filed March 14, 2005, and incorporated herein by reference).

FS-3(b)             Financial statements of Rochester Gas and Electric
                    Corporation: balance sheet as of March 31, 2005, and statement of income and statement of retained earnings for the three months ended March 31, 2005 (included in RG&E's Form 10-Q for the three months ended March 31, 2005, File No. 1-672, filed May 6, 2005, and incorporated herein by reference).

FS-4                Financial statements of New York State Electric & Gas
                    Corporation: balance sheet as of December 31, 2004, and statement of income and statement of retained earnings for the twelve months ended December 31, 2004 (included in NYSEG's Form 10-K for the year ended December 31, 2004, File No. 1-3103-2, filed March 14, 2005, and incorporated herein by reference).

FS-5                Financial statements of The Southern Connecticut Gas
                    Company: balance sheet as of December 31, 2004, and statement of income and statement of retained earnings for the twelve months ended December 31, 2004.

FS-6                Financial statements of Connecticut Natural Gas Corporation:
                    balance sheet as of December 31, 2004, and statement of income and statement of retained earnings for the twelve months ended December 31, 2004.

FS-7 Financial statements of The Berkshire Gas Company: balance sheet as of December 31, 2004, and statement of income and statement of retained earnings for the twelve months ended December 31, 2004.

FS-8                Financial statements of Maine Natural Gas Corporation:
                    balance sheet as of December 31, 2004, and statement of income and statement of retained earnings for the twelve months ended December 31, 2004.

FS-9(a) Financial statements of Central Maine Power Company: balance sheet as of December 31, 2004, and statement of income and statement of retained earnings for the twelve months ended December 31, 2004 (included in Central Maine Power's Form 10-K for the year ended December 31, 2004, File No. 1-5139, filed March 14, 2005, and incorporated herein by reference).

FS-9(b) Financial statements of Central Maine Power Company: balance sheet as of March 31, 2005, and statement of income and statement of retained earnings for the three months ended March 31, 2005 (included in Central Maine Power Company's Form 10-Q for the three months ended March 31, 2005, File No. 1-5139, filed May 6, 2005, and incorporated herein by reference).

FS-10               Financial statements of Maine Electric Power Company, Inc.:
                    balance sheet as of December 31, 2004, and statement of income and statement of retained earnings for the twelve months ended December 31, 2004.

FS-11 Financial statements of NORVARCO: balance sheet as of December 31, 2004, and statement of income and statement of retained earnings for the twelve months ended December 31, 2004. (confidential treatment requested)